
02057385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


SECTION PROCESSING
RECEIVED
SEP 09 2002
WASH. D.C.
180
SECTION

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Canadian Natural Resources Limited
New Operated Exploration Block Offshore Angola
Press Release dated September 6, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: September 6, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED



Press Release

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES NEW OPERATED EXPLORATION BLOCK OFFSHORE ANGOLA

CALGARY, ALBERTA – September 6, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that its wholly owned subsidiary CNR Ranger (Angola) Limited has entered into a Production Sharing Agreement ("PSA") for deepwater Block 16 (see attached map) with Sonangol EP ("Sonangol"), the Angolan state oil company.

The 1,219,831 acre block is located 120 kilometres offshore in water depths ranging from 300 metres to 1,500 metres. The block is offset by Block 15, 17 and 31, all of which have had recent major discoveries. Canadian Natural will operate Block 16 and retain a 50% working interest. Other partners include Odebrecht Oil and Gas Angola Limited (30% working interest), and Sonangol EP (20% working interest). The PSA is effective September 1, 2002 for an initial four-year Exploration Phase.

Offshore deepwater Angola is one of the most prolific areas in the world for new light oil discoveries. Block 16 is situated in a geologically favourable position and has tremendous exploration potential, providing Canadian Natural with an exciting new growth area for light oil production. Canadian Natural will operate Block 16 with a high working interest, consistent with our operating philosophy.

In commenting on these developments, Canadian Natural's Chairman Allan Markin stated, "We are very excited about obtaining a Production Sharing Agreement on Block 16. We have interpreted the 3-D seismic data for the block and have selected two locations for drilling sometime over the next two years (2003, 2004). We believe the targets selected to date, based on our geological interpretation and 3-D seismic, are significant world class prospects. We are also pleased to continue our strong business relationship with Sonangol and our commitment to the people of Angola, with whom we have had a presence for over 10 years. This new block provides CNR with the opportunity to increase and develop our Angolan staff and provide continued support to the social development of Angola."

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com

Trading Symbols
Toronto Stock Exchange – **CNQ**
New York Stock Exchange – **CED**

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
President

STEVE W. LAUT
Executive Vice-President, Operations

COREY B. BIEBER
Director, Investor Relations


Angola
31
15
Block 16
32
17